FRED S. SKOLNIK
PARTNER
DIRECT DIAL 516.296.7048
fskolnik@certilmanbalin.com

June 24, 2013

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:           Kingstone Companies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 14, 2013
File No.  000-01665

Ladies and Gentlemen:

We act as counsel for Kingstone Companies, Inc. (the “Company”).  We refer to the Staff’s letter dated June 21, 2013 to Barry Goldstein, President and Chief Executive Officer of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 14, 2013.  Mr. Goldstein has referred the Staff’s letter to us for a response.  In that regard, on behalf of the Company, we respond to the comment in the Staff’s letter with respect to the Preliminary Proxy Statement as follows:

General

1.           Comment:   We note your plans to increase the total number of authorized shares of common stock and preferred stock available under the company’s amended Certificate of Incorporation. Please revise your disclosure of these proposals to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the approval of such authorized shares. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

Response:  Additional disclosure has been included in the second paragraph of each of Proposals 2 and 3 (pages 15 and 16, respectively) that the Company has no plans, arrangements or understandings to issue any of the shares that will be newly available following the approval of the proposals by the stockholders.

Attached hereto is a letter from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
June 24, 2013
Page

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are further comments or questions, please contact the undersigned at (516) 296-7048.

Very truly yours,

/s/ Fred Skolnik

Fred Skolnik

FS/bh

Attachment

cc:           Barry Goldstein, President
Kingstone Companies, Inc.

June 24, 2013

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:           Kingstone Companies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 14, 2013
File No.  000-01665

Ladies and Gentlemen:

In connection with the above referenced preliminary proxy statement, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KINGSTONE COMPANIES, INC.

By:  /s/ Barry B. Goldstein
       Barry B. Goldstein
       President and Chief Executive Officer